

September 6, 2011

Via E-mail
Mr. Yong Xu
Chief Financial Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re: Jingwei International Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-34744**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1.   Please describe how any earnings will be transferred from your onshore PRC subsidiaries and VIEs to your offshore companies (e.g., dividend payments). Your disclosures should highlight the restrictions on your ability to transfer cash flows between entities. To the extent dividends are only payable out of retained earnings as determined in accordance with PRC accounting standards, explain the significant differences between retained earnings as determined in accordance with PRC accounting standards as compared to

retained earnings as presented in your financial statements. Further, please disclose the aggregate undistributed earnings held by your PRC subsidiaries and VIEs that were available for distribution at December 31, 2010, and whether they are subject to any PRC dividend withholding taxes upon distribution. Finally, disclose if there are further restrictions on cash transfers of these undistributed earnings as a result of PRC government control of currency conversion.

Operating activities, page 39

2.   We note that your gross accounts receivable balance has increased 48% to $34.5 million as of December 31, 2010, while your sales have increased 24% to $37.6 million for the year ended December 31, 2010. Revise your disclosures to further explain the reason for the increase, and provide additional quantitative and qualitative information regarding the risks associated with the recoverability of your receivables, and the impact the increase has on your liquidity. Include a discussion of your standard payment terms, the number of days sales outstanding in ending accounts receivable at the end of each period, an aging analysis of your accounts receivable balance at the end of each period, and explanations for changes between periods. To the extent you have receivable balances that have exceeded your standard payment terms please provide an explanation as to why you continue to believe your fees are fixed and determinable and it is probable that economic benefits will flow to the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

n) Revenue recognition, page F-11

3.   We note your disclosure that you recognize revenue relating to bundled mobile products, which include handsets and customized software. Please clarify the following and revise your disclosures as appropriate:

  • Whether these arrangements also include PCS, other services, deliverables or obligations on the part of the Company; and

  • The fees you earn for each element in these arrangements and when you recognize these fees. In this regard, please clarify whether you consider these arrangements to be multi element arrangements in accordance with ASC 605-25 or ASC 985-605 and, if so, how you allocate fees among the separate units of accounting.

Note 9. Long Term Investment, page F-19

4.   We note your disclosure that in 2008 you invested in Jiuhong for a 19.8% equity interest, which is accounted for under the cost method. Tell us how you have evaluated impairment for this investment. As part of your response, please explain the recent operating results for this Company and how you have factored these into your evaluation. To the extent there are any uncertainties impacting recoverability of this investment, tell us what consideration you gave to disclosing these uncertainties.

Note 10. Income Tax Expense

5.   Please disclose your undistributed earnings that are considered permanently reinvested for which no provision has been made for taxes that would be payable upon distribution of those amounts to the Company, and your estimate of taxes that would be payable if these earnings were distributed.

6.   We note your disclosures that there are a number of tax holidays in place impacting your income tax expense. Please disclose the aggregate dollar and per share effects of the tax holidays, and the date on which the special tax status will terminate. See SAB Topic 11.C.

Note 11. Share Based Compensation, page F-22

7.   We note your disclosure that you granted ToneTat Investment Limited options to purchase a total of 500,000 shares of the Company's common stock as compensation for investor relations and financial advisory services. Tell us the measurement date(s) you have used to value these options, the vesting conditions, the period over which you are recognizing compensation expense, and how you have accounted for the modification. Please identify the authoritative literature you have relied on in making these determinations. Expand your disclosures as appropriate.

8.   We note your disclosure that in total there were 798,950 shares outstanding, including those vested and those expected to vest. We further note your disclosure on page F-23 that the number of options outstanding currently exercisable as of December 31, 2010 is 1,950,200. Please reconcile these amounts and clarify your disclosures accordingly.

9.   Tell us what consideration you gave to disclosing the weighted average assumptions used to determine the fair value of your stock options for each period presented, the amount of unrecognized compensation expense relating to unvested awards as of December 31, 2010, and the weighted average period over which it is expected to be recognized.

Note14. VIE, page F-24

10. We note your disclosure that as a result of contractual agreements, the Company includes the assets, liabilities, revenues and expenses of Jingwei Communications and subsidiaries (the "VIEs") in its consolidated financial statements. We further note your disclosures that you have the power to direct activities that most significantly impact the VIE's economic performance, the obligation to absorb losses or the right to receive benefits from the VIE's that could potentially be significant to the VIE's, and that you have unconstrained decision making ability over key operational functions within the VIE's. Please expand your disclosures to more specifically describe the terms of the contracts that provide you with these rights and obligations, and the risks associated with your VIE structure. Please include the following in your disclosures:

- The specific agreements in place and terms of the agreements that grant the Company decision making rights and power over the VIEs;
- The specific contract in place that allocates 100% of all income and losses to the Company. In this regard, we note your disclosure on F-9 that the Company entered into a series of contractual arrangements with the VIE, whereby the Company will bear all of the VIEs operating costs in exchange for all of its income from business operations. Please clarify whether this represents 100% of the net income or loss of the VIE, or whether there is any income or loss of the VIE attributed to other parties;
- Whether the owners of the VIEs are different than the owners of the Company;
- A description of the renewal, cancellation and termination provisions of your contracts, including penalties incurred for termination. In this regard, we note your disclosures on page F-9 of your Form 10-K for the year ended December 31, 2008 that your agreements are subject to early termination in accordance with the terms therein; and
- Whether there are any significant judgments, assumptions, or risks regarding enforceability of the contracts, and the potential impact of these risks on the Company's ability to consolidate the VIEs, including divergent shareholder interest in the VIE and the Company, uncertainty in the PRC legal system and whether the equity interest pledge agreements have been registered with the PRC regulator.

11. We note your disclosure that all of the assets of the VIE can only be used to settle obligations of the consolidated VIEs, and liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather they represent claims against the specific assets of the consolidated VIEs. Tell us your consideration to presenting these assets and liabilities separately on the balance sheet as required by ASC 810-10-45-25.

12. We note your disclosure that your VIEs had $15.0 million and $20 of liabilities as of December 31, 2010 and 2009, respectively, which are included in the consolidated financial statements. However, we note that the liabilities in your consolidated financial statements were only $9.1 million and $8.3 million as of December 31, 2010 and 2009,

respectively. Please clarify this disclosure. Also, to the extent this difference relates to intercompany loans, please disclose the purpose and repayment terms of the loans.

13.   Disclose any restrictions on payment of dividends, loans or advances by the Group's PRC subsidiaries and VIEs. Further, disclose the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

General

14.   Tell us why you have not included a Consent from your Independent Registered Accounting Firm. In this regard, we note that you have previously filed a number of registration statements which incorporate by reference all documents subsequently filed with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act.

15.   We note that you have included on the facing page of the Form 10-K, the file number 001-15046 when the file number currently assigned to you in EDGAR is 001-34744. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via Email
        Norwood Beveridge
        Loeb & Loeb LLP